UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista announces the acquisition of 50% working interest in the Aguada Federal and Bandurria Norte concessions in Vaca Muerta to become operator and sole concession owner

Mexico City, January 17, 2022 – Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announced today that it has agreed to acquire on January 18, 2022, through its subsidiary Vista Oil & Gas Argentina SAU, a 50% operated working interest in the Aguada Federal and Bandurria Norte concessions (the “Assets”), located in the Vaca Muerta shale oil play, from Wintershall DEA Argentina S.A. (the “Transaction”).

The effective date of the Transaction is January 1, 2022. Through the Transaction, Vista will acquire 25,231 net acres, increasing its total acreage in Vaca Muerta to 183,084 acres. The Company will also add up to 150 new well locations to its Vaca Muerta portfolio, totaling up to 850 identified new well locations. The final closing of the Transaction shall take place upon the issuance of a decree by the Province of Neuquen approving the assignment of the Assets to Vista.

Vista has agreed to pay a purchase price of US$140,000,000, of which US$90,000,000 are payable on or prior to January 18, 2022, and the remaining US$50,000,000 are payable in 8 equal quarterly installments starting April 2022. Additionally, the Transaction effectively cancels the carry consideration of US$77,000,000 the Company had assumed on September 16, 2021, when it acquired the initial 50% working interest in the Assets.

“This deal is a unique opportunity that allows us to continue expanding our leadership in Vaca Muerta and to reaffirm our commitment to its development by incorporating high-potential assets, in which we plan to capture significant operational synergies”, said Miguel Galuccio, Vista’s Chairman and CEO, adding: “As operators of the blocks, we plan to replicate our operating business model based on efficiency, safety and, mainly, sustainability”.

Figure 1 – map showing Bandurria Norte, Aguada Federal and existing Vista assets in Vaca Muerta

Aguada Federal is located in the black oil window of Vaca Muerta covering a surface area of 24,058 gross acres. Since 2017, a total of 6 horizontal wells have been drilled in this concession, all of which proved hydrocarbon production. Total production in Q3 2021 was 718 barrels of oil equivalent per day. There were no proved reserves booked at year-end 2020. The Company estimates there are up to 150 new well locations (gross) to be drilled in this block.

Bandurria Norte is located in the volatile oil window of Vaca Muerta, covering a surface area of 26,404 gross acres. Since 2017, a total of 4 horizontal wells have been drilled in this concession, all of which proved hydrocarbon production, prior to being shut-in in 2019. There were no proved reserves booked at year-end 2020. The Company estimates there are up to 150 new well locations (gross) to be drilled in this block.

Each of the blocks has been awarded by the Province of Neuquén with an unconventional exploitation concession that expires in 2050 and has no remaining investment commitments.

Figures 2 and 3 – maps of Bandurria Norte and Aguada Federal

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 4166 9000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2022

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer